82-1252

NESTLÉ S.A.

RECEIVED

CORPORATE COMMUNICATIONS
DEPARTMENT

2005 NOV 29 P 12:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05012926

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.

Vevey, 17 November 2005
FXP/uwu

SUPPL

Nestlé S.A. – Today's Press Release

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed today's press release issued by Nestlé S.A.

Yours sincerely,

F.X.P.

F.X. Perroud
Vice President

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

dlw 11/30

Encl.

Nestlé

PRESS RELEASE

Nestlé S.A. Announces Three Billion Swiss Francs Share Buyback Program – New Directors Proposed

Vevey, November 17, 2005 – At today's meeting, the Board of Directors of Nestlé S.A. approved a new share buyback program of CHF 3 billion, to start with immediate effect. This program underlines Nestlé's commitment to manage its capital structure actively for the benefit of both the Company and its investors.

Share buybacks for cancellation and the annual dividend are complementary tools that allow shareholders to share in the benefits that should accrue from Nestlé's focus on improving its operating performance, particularly in its Food and Beverage business. Given the Group's outstanding cash flow performance and the declining net debt, Nestlé does not expect this buyback program to have an impact on its AAA debt rating.

Proposals to cancel the shares will be submitted to shareholders at future Annual Meetings.

At the same meeting, the Board decided to propose to the General Meeting of April 6, 2006 to elect Mrs. Naina Lal Kidwai, Deputy Chief Executive Officer of Hong Kong and Shanghai Banking Corporation India (Mumbai), Mr. Jean-René Fourtou, Chairman of the Supervisory Board of Vivendi Universal (Paris) and Mr. Steven George Hoch, Senior Partner of Highmount Capital (Boston) as Directors of Nestlé S.A.

Mr. Nobuyuki Idei of Sony Group (Tokyo) has decided not to seek reelection as a Director. The Board expresses to Mr. Idei its appreciation of the wise counsel and broad experience he brought to the Company.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*